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                                                                 Exhibit (a)(17)

                                  ALLIED GROUP
         TALKING POINTS FOR NATIONWIDE CUSTOMER SERVICE REPRESENTATIVES



- Nationwide has announced a cash tender offer for all of the outstanding common shares of Allied Group of Des Moines, Iowa.

- Allied is an extraordinary strategic fit to help us reach our growth and profit objectives and strengthen our competitive position in the marketplace.

- As a policyholder, this will not affect the product or services that you are offered. It will simply make you a customer of an insurance company that is even more financially strong than we are today.

- If you would like additional information about this acquisition, I can take your name, number and questions and have someone get back to you.